Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2016 and 2015 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2016	2015
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	75.7	78.6
Gross profit	24.3	21.4
Research and development expense	5.1	6.4
Marketing, general and administrative expense	5.2	6.5
Nishiwaki Fab restructuring and impairment cost (income), net	(0.1)	(0.1)
Operating profit	14.1	8.6
Interest expense, net	(0.9)	(1.4)
Other financing expense, net	(1.0)	(11.4)
Gain from acquisition, net	4.0	--
Other income, net	0.7	--
Income (loss) before tax	16.9	(4.2)
Income tax benefit (expense)	(0.1)	1.3
Income (loss) for the period	16.8	(2.9)
Net income attributable to the non-controlling interest	(0.4)	(0.1)
Net profit (loss) for the period attributable to the company	16.4%	(3.0)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2016	2015
Statement of Operations Data:
Revenues	$1,249,634	$960,561
Cost of revenues	946,534	755,196
Gross profit	303,100	205,365
Research and development expense	63,134	61,669
Marketing, general and administrative expense	65,439	62,793
Nishiwaki Fab restructuring and impairment cost (income), net	(627)	(991)
Operating profit	175,154	81,894
Interest expense, net	(11,857)	(13,179)
Other financing expense, net	(12,492)	(109,930)
Gain from acquisition, net	50,471	--
Other income (expense), net	9,322	(190)
Income (loss) before tax	210,598	(41,405)
Income tax benefit (expense)	(1,432)	12,278
Income (loss) for the period	209,166	(29,127)
Net income attributable to the non-controlling interest	(5,242)	(520)
Net profit (loss) for the period attributable to the company	$203,924	$(29,647)

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenues. Revenues for the year ended December 31, 2016 increased to $1,249.6 million, as compared to $960.6 million for the year ended December 31, 2015. The increase in revenues of $289.0 million is mainly due to a 27% increase in the number of wafers shipped and a 6% increase in the average selling price per wafer.

Cost of Revenues. Cost of revenues for the year ended December 31, 2016 amounted to $946.5 million as compared to $755.2 million for the year ended December 31, 2015. The $191.3 million increase in manufacturing cost resulted from the required incremental expenses to manufacture the increased number of wafers shipped as described above.

Gross Profit. Gross profit for the year ended December 31, 2016 amounted to $303.1 million as compared to $205.4 million for the year ended December 31, 2015. The $97.7 million increase in gross profit resulted from the increase of $289.0 million in revenues, partially offset by the increase in manufacturing cost of revenues as described above.

Research and Development. Research and development expense for the year ended December 31, 2016, amounted to $63.1 million as compared to $61.7 million recorded in the year ended December 31, 2015.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2016 amounted to $65.4 million as compared to $62.8 million recorded in the year ended December 31, 2015.

Nishiwaki Fab Restructuring and Impairment Cost (Income), Net. Nishiwaki Fab restructuring and impairment income, net for the year ended December 31, 2016 of $0.6 million is related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the year ended December 31, 2016 amounted to $175.2 million as compared to $81.9 million for the year ended December 31, 2015. The $93.3 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net of interest income for the year ended December 31, 2016 decreased to $11.9 million as compared to $13.2 million for the year ended December 31, 2015 mainly due to our increased level of cash, cash equivalents and deposits and our reduced level of bank loans.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2016 decreased to $12.5 million as compared to other financing expense, net of $109.9 million for the year ended December 31, 2015, mainly due to approximately $88 million of non-cash financing expense which were recorded in the year ended December 31, 2015 mainly following the accelerated accretion and amortization costs resulted from the conversion of Series F debentures into ordinary shares of the Company during the year ended December 31, 2015, in accordance with US GAAP ASC 470-20. For the year ended December 31, 2016 such costs were immaterial.

Gain from Acquisition, Net. The Company recorded a net gain from the acquisition of the San Antonio fabrication facility. In February 2016, Tower acquired a fabrication facility in San Antonio, Texas through an indirect wholly owned subsidiary of Tower, TowerJazz Texas, Inc. (“TJT”). The purchase price was $40 million, payable through the issuance of approximately 3.3 million ordinary shares of Tower, was $52.5 million lower than the fair value of the assets acquired, net of liabilities, thereby creating a gain from the acquisition. The net gain as presented in the statement of operations was $50.5 million after deduction of $2.0 million of acquisition related costs.

Other Income (Expense), Net. Other income, net for the year ended December 31, 2016 amounted to $9.3 million attributable mainly to a $6.0 million gain resulted from an earn-out mechanism related to the San Antonio fab acquisition transaction as described in Note 3B to our consolidated financial statements as of December 31, 2016 and $5.0 million gain from sales of machinery and equipment.

Income Tax Benefit (Expense). Income tax expense for the year ended December 31, 2016 amounted to $1.4 million as compared to $12.3 million income tax benefit in the year ended December 31, 2015. Income tax expense for the year ended December 31, 2016 resulted from the Company's subsidiaries’ profit before tax partially offset by income tax benefit of $6.5 million relating to completing the dissolution of TJP following the Nishiwaki Fab cessation of operations.

Income tax benefit for the year ended December 31, 2015 included mainly $11.2 million from the expiration of the statute of limitations of prior tax years and $6.4 million tax benefit due to reduced income tax rate in Japan, all of which were offset by tax expenses related to the Company's subsidiaries’ profit before tax.

Net Profit (Loss). Net profit for the year ended December 31, 2016 amounted to $203.9 million as compared to a net loss of $29.6 million for the year ended December 31, 2015. The increase in net profit in the amount of $233.6 million was mainly due to: (i) increase of $97.7 million in gross profit as a result of the increase in revenues as described above; (ii) decrease of $97.4 million in other financing expense net, mainly due to the non-cash accretion and amortization resulting from the accelerated conversion of Series F debentures in 2015 as detailed above; and (iii) $50.5 million net gain from the acquisition of the San Antonio facility as described above; all of which, were partially offset by higher tax expense of $13.7 million as detailed above.

Impact of Currency Fluctuations

We operate in three different regions: Japan, United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in New Israeli Shekels (“NIS”), USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations in some of our entities.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2016, the USD depreciated against the NIS by 1.5%, as compared to the year ended December 31, 2015 in which the USD appreciated against the NIS by 0.3%.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost of some of our Israeli purchases and labor NIS denominated costs in USD terms, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a material portion of this currency exposure, to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS as far as it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo's revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate the net exposure to the USD / JPY exchange rate over the net profit margins, we have engaged cylinder hedging transactions which contain currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2016, the USD depreciated against the JPY by 2.8%, compared to the year ended December 31, 2015, in which the USD appreciated against the JPY by 0.8%. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (CTA) as part of OCI.

Liquidity and Capital Resources

As of December 31, 2016, we had an aggregate amount of $389.4 million in cash, cash equivalents and short term deposits, as compared to $205.6 million as of December 31, 2015. The main cash activities during the year ended December 31, 2016 included:  $327.5 million cash generated from operating activities; $169.1 million net proceeds received from issuance of non-convertible Series G debentures and from other debt; $38.8 million net proceeds received from exercise of warrants and options; $209.6 million invested in property and equipment, net of $7.9 million proceeds received from sales of equipment; $132.0 million debt repaid (including the early repayment of the Israeli banks’ loans of approximately $78.1 million); $2.6 million dividend paid to Panasonic by TPSCo; $13.0 million invested in long-term deposit and other investments; and $5.6 million Effect of JPY foreign exchange rate change (which has been mostly offset by a similar impact on the Japanese loans’ balance).

As of December 31, 2016, outstanding principal amount of bank loans was $166.4 million, of which $31.9 million was presented as short term. As of such date, we had an aggregate principal amount of $186.2 million in debentures on our balance sheet, of which $6.2 million were presented as short-term. As of December 31, 2016, we presented a carrying amount of $165.0 of bank loans and $169.2 million of debentures in our balance sheets.

Additional Information

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our consolidated financial statements as of December 31, 2016 and December 31, 2015 and related notes for the years then ended which were prepared in accordance with US GAAP. Our consolidated financial statements include TJT’s balance sheet as of December 31, 2016 and the results of operations from February 1, 2016 to December 31, 2016. For additional information regarding the acquisition, see Note 3B to our consolidated financial statements as of December 31, 2016. Information on our results of operations and financial condition for the periods under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including reconciliation from US GAAP to IFRS, and provided in Note 22 to our consolidated financial statements as of December 31, 2016.